Morgan, Lewis & Bockius

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Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

January 26, 2024

Confidential

Ms. Christine Torney

Ms. Angela Connell

Mr. Alan Campbell

Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Response to the Staff’s Comments on
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted on December 18, 2023
CIK No. 0001995704

Dear Ms. Torney, Ms. Connell, Mr. Campbell, Ms. Gama:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 28, 2023 on the Company’s amendment No.2 to draft registration statement on Form F-1 confidentially submitted on December 18, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Prospectus Summary

Corporate History and Structure, page 7

1.	We note your response to prior comment two and your disclosure on page 48 that you intend to use 4.9% of the offering proceeds for loan repayment to one of your ultimate beneficial shareholders. Please clarify if this loan repayment to your ultimate beneficial shareholder is for the advances received from Cuprina Holding Pte. Ltd, as referenced on page 7.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Operating expenses, page 60

2.	We note the revisions made in response to prior comment three. It is unclear to us why no payroll related benefits or depreciation and amortization expense is attributed to your research and development activities. In this regard, your disclosure on page 94 indicates that you have three team members responsible for R&D activities. Please advise or revise your filing accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 55, 60, 61,63, 64, 65, F-4, F-9, F-13, F-26, F-30 and F-34 of the Revised Draft Registration Statement. The Company further submits that no depreciation and amortization expenses were attributed to the research and development activities for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023, as the Company relied on the equipment and facilities available in a co-working laboratory it leased for its internal research and development activities. Such lease was terminated in June 2023.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectLuna@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited
Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited
Michael J. Blankenship, Esq., Winston & Strawn LLP

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